November 26, 2014

VIA E-MAIL

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth St., NW, Suite 700
Washington, DC 20001

Re:      Alcentra Capital Corporation (the "Company")
         Registration Statement on Form N-2
         File No. 333-199622

Dear Mr. Boehm:

We have reviewed the registration statement referenced above that was filed on October 27,
2014 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.
Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Prospectus

Please update the information contained in the prospectus to the most recent date practicable.

Outside Front Cover

Expand the second paragraph to disclose that, under normal circumstances, no principal will be repaid on the Notes prior to their maturity date.

In the first sentence of the third paragraph, please change the phrase "or equal" to the phrase
"meaning equal in right of payment" if the latter more accurately reflects the relative status of the
Notes.
 Steven B. Boehm, Esq.
Page 2




In the third paragraph, clarify, if true, that the Company currently has no outstanding debt that is subordinated to the Notes. Further disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the Notes. Also, briefly disclose what is meant by "effectively subordinated" and "structurally subordinated" and how such subordination affects the rights and priorities of the holders of the Notes. In this regard, succinctly highlight the related risk factor disclosure appearing on pages 44 and 45.

Expand the information contained in the seventh paragraph to disclose in bold face type that substantially all of the Company's debt investments may not pay down principal during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity. Additionally, disclose, a substantial amount of the Company's debt investments pay payment-in-kind interest which potentially creates negative amortization on a loan resulting in a borrower owing more at the end of the term of a loan than what it owed when the loan was initially originated. Further disclose that a material amount have interest reset provisions debt investments may make it more difficult for the borrowers to make debt repayments to the Company.

Revise the fourth sentence of the seventh paragraph, to clarify that non-investment grade debt is both "high yield" and "junk."

Please present the Risk Factor cross-reference in a stand-alone paragraph that immediately follows the seventh paragraph.

Portfolio Composition (page 1)

Clarify that the weighted average yield percentage amount identified in the second paragraph, is not the same as a return on an investment in the Company but, rather, relates to a portion of the
Company's investment portfolio and is calculated before the payment of all of the Company's and its subsidiaries fees and expenses. Also briefly explain, in plain English what "effective interest rates" are and how they differ from cash payment of interest. Further, explain the significance of "gross or cash yields," referred to in the last sentence, in the context of the information presented in the second paragraph.

Summary Risk Factors (page 9)

The last five bullet point risk factors should be moved to the beginning of the "Summary Risk
Factors" presentation
 Steven B. Boehm, Esq.
Page 3



Specific Terms of the Notes and the Offering (page 11)

In the first paragraph, delete the cross-reference to the Indenture and instead include in the prospectus the applicable definitions appearing in the Indenture that correspond to the
"capitalized terms used in this prospectus."

Ranking of the Notes (page 12)

Expand the first, third and fourth bullets to specify the approximate aggregate dollar amount, as of the date of the Note offering, to which the Notes will be, respectively, "pari passu,"
"effectively subordinated," and "structurally subordinated" to existing indebtedness.

Highlight what is meant by "effectively subordinated" and "structurally subordinated" and how such subordination affects the rights and priorities of the holders of the Notes.

In the second bullet, disclose, if true, that currently none of the company's indebtedness is currently subordinated to the Notes. Also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the Notes.

Optional Redemption (page 12)

Clarify whether the limitations identified in the first sentence of the second paragraph apply even when the Notes are listed for trading on exchange and, if so, explain the scope of such limitations.

Clarify that, in the event of a partial redemption, the "new Note or Notes" issued will have the same terms as the old Note that was redeemed in part, with the exception that the principal amount will be reduced by the redemption amount.

Sinking Fund (page 13)

Disclose the significance of the statement "the Notes will not be subject to any sinking fund;"
for example, explain that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the Notes, and that repayment of the Notes will depend upon the financial condition of the Company and its subsidiaries as of the maturity date of the Notes.
 Steven B. Boehm, Esq.
Page 4




Other Covenants (page 13)

In light of the "Risk Factors" disclosure, particularly the disclosure appearing under "The indenture under which the Notes will be issued contains limited protection for holders of the
Notes" beginning on page 45, it appears that the covenants highlighted in this section do not afford much in the way of protection to holders of the Notes. Accordingly, the "Other
Covenants" section on page 13 should be expanded to provide a more balanced presentation that also highlights the limited protection afforded the holders of the Notes. Additionally, the
"Ranking of the Notes" section on page 12 should be similarly expanded to highlight, in plain
English, the applicable material matters described in the aforementioned risk factor, and also to clarify their potential consequent effect.

Expand the last bullet to identify the limited circumstances that would trigger the covenant described therein. Also clarify whether any of the other information and reports required of a company that is subject to the requirements of Section 13 or 15(d) of the Exchange Act would nonetheless be provided to holders of the Notes and the Trustee during the period of time that the
Note are outstanding but where the Company is not subject to those Exchange Act provisions.

Further Issuance (page 15)

Clarify that the further issuances of additional debt securities may occur while the Notes remain unpaid. Also disclose that the Company and its subsidiaries may incur additional substantial amounts of debt and other liabilities not subject to an indenture.

Use of Proceeds (page 49)

In the first sentence of the second paragraph, it appears that reference to "the sale of the shares" instead should be to the "sale of the Notes."

The disclosure contained in the second paragraph also identifies the repayment of the outstanding indebtedness under the Credit Facility as one of the uses of the net proceeds from the sale. Expand the disclosure to specify the amount of net proceeds that will be used for this purpose.
 Steven B. Boehm, Esq.
Page 5




Additionally, the disclosure states that "certain of the underwriters and/or their affiliates are lenders under our Credit Facility and may receive a portion of the net proceeds from this offering." In your response letter, please explain whether any of these underwriters or their affiliates is a principal underwriter, as defined in section 2(a)(29) of the Investment Company
Act of 1940 (the "ICA"). Furthermore, the disclosure appearing on page 74 states that all of the
Company's portfolio securities have been pledged as collateral under the Credit Facility. The staff has previously taken the position that a pledge of securities can be tantamount to a "sale" of securities. See United Services Funds (pub. avail. Apr. 23, 1993). In this regard, if a principal underwriter, as defined in section 2(a)(29) of the ICA, or a control affiliate of a principal underwriter, has the ability to seize the pledged assets, then the pledge of assets is the equivalent of a sale of the Company's assets to a person described in section 57(b) of the ICA in violation of section 57(a)(2) of the ICA. Similarly, the issuance of the Notes and the use of the offering proceeds to pay the aforementioned persons might be a joint transaction prohibited by section
57(a)(4) of the ICA and rule 17d-1 thereunder. Please explain why the Notes offering does not raise the issues described above under section 57of the ICA.

Portfolio Companies (page 73)

Disclose in plain English the characteristics of the investments that are identified as "Units."

Reference is made to the investments listed under the "Type of Investment" column. For each investment whose interest rate is identified, either as [ ]% "Cash" and/or [ ]% "PIK," clarify the extent to which the interest payment obligations have been satisfied whenever such is accompanied by a footnote (4) "non-income producing security" designation.

For each portfolio company in which the Company's investment constitutes five percent or more of the Company's assets, please confirm in your response letter that the description of the portfolio company's business comports with the level of detail consistent with the guidelines set forth in Instruction 2 to Item 8.6 of Form N-2. In the alternative, expand each description as appropriate.

Qualifying Assets (page 118)

Please complete the description contained in the fifth enumerated principal category of qualifying assets that appears on page 119.
 Steven B. Boehm, Esq.
Page 6


Closing


We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule
472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
               should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
               the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
               States.
 Steven B. Boehm, Esq.
Page 7



In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.



                                                      Sincerely,



                                                      /s/ Dominic Minore

                                                      Dominic Minore

                                                      Senior Counsel